Exhibit 12.01

EASTMAN CHEMICAL COMPANY AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
(Dollars in millions)	2017	2016	2015	2014	2013
Earnings before income taxes excluding noncontrolling interest	$1,285	$1,044	$1,123	$984	$1,672
Add:
Interest expense	244	258	266	190	183
Appropriate portion of rental expense (1)	31	30	26	23	20
Amortization of capitalized interest	3	5	6	6	6
Earnings as adjusted	$1,563	$1,337	$1,421	$1,203	$1,881

Fixed charges:
Interest expense	$244	$258	$266	$190	$183
Appropriate portion of rental expense (1)	31	30	26	23	20
Capitalized interest	7	7	7	7	4
Total fixed charges	$282	$295	$299	$220	$207

Ratio of earnings to fixed charges	5.5x	4.5x	4.8x	5.5x	9.1x

(1)	For all periods presented, the interest component of rental expense is estimated to equal one-third of such expense.